Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 23, 2022 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics U.S. Inc.

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	September 30, 2022	December 31, 2021

		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		178,047	132,994
Other financial assets	15	131,287	12,123
Accounts receivable		1,139	682
Other current assets	5	11,838	6,408

Total current assets		322,311	152,207
Non-current assets
Property, plant and equipment	9	11,737	10,506
Intangible assets	9	1,542	1,315
Right-of-use assets	9	14,688	9,982
Other non-current assets	5	4,015	636

Total non-current assets		31,982	22,439

Total assets		354,293	174,646

Liabilities and shareholders’ equity
Current liabilities
Provisions	10	4,372	51
Accounts payable		12,828	11,624
Deferred revenue	6	80,150	50,402
Other financial liabilities	15	19,982	27,859
Lease liabilities		2,424	2,711
Other current liabilities	11	4,366	2,501

Total current liabilities		124,122	95,148
Non-current liabilities
Deferred revenue	6	103,215	48,225
Lease liabilities		13,857	7,142
Other non-current liabilities		55	68

Total non-current liabilities		117,127	55,435
Shareholders’ equity
Share capital	14	657	629
Share premium	14	602,272	565,192
Accumulated deficit		(487,067)	(537,813)
Other reserves		(2,818)	(3,945)

Total shareholders’ equity		113,044	24,063

Total liabilities and shareholders’ equity		354,293	174,646

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021

		(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	6	15,060	6,443	135,183	19,036
Research and development expenses		(28,572)	(21,225)	(78,933)	(64,613)
General and administrative expenses		(8,422)	(8,266)	(26,383)	(24,968)
Other income		9	47	42	311

Operating result		(21,925)	(23,001)	29,909	(70,234)
Financial income	7	7,839	1,421	16,613	4,474
Financial expenses	7	(426)	(171)	(1,950)	(1,400)
Change in fair value of warrant liabilities	7	(5,865)	(5,452)	7,877	(9,388)

Financial result		1,548	(4,202)	22,540	(6,314)

Profit/(loss) before taxes		(20,377)	(27,203)	52,449	(76,548)
Taxes on income	8	(558)	—	(1,703)	—
Net profit/(loss)		(20,935)	(27,203)	50,746	(76,548)

Net profit/(loss) per share:
Basic		(0.32)	(0.43)	0.79	(1.22)
Diluted		(0.32)	(0.43)	0.78	(1.22)
Weighted average shares outstanding:
Basic		65,634,347	62,911,465	64,508,091	62,909,797
Diluted		65,634,347	62,911,465	65,239,279	62,909,797

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021

		(Euros in thousands)		(Euros in thousands)
Net profit/(loss)		(20,935)	(27,203)	50,746	(76,548)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences from foreign operations		(211)	1,252	1,127	2,576

Total comprehensive income/(loss) for the period		(21,146)	(25,951)	51,873	(73,972)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2022	2021

	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	50,746	(76,548)
Adjustments for:
Interest income	(606)	(102)
Depreciation and amortization	5,218	3,967
Interest expense	748	213
Equity settled share-based payment	16,725	21,671
Net foreign exchange differences	(11,974)	(3,905)
Change in fair value of warrant liabilities	(7,877)	9,388
Changes in:
(Increase)/decrease in accounts receivable	(457)	525
(Increase) in other assets	(6,523)	(390)
Increase/(decrease) in accounts payable and other liabilities	85,888	(14,233)
Interest received	213	144
Interest paid	(521)	(213)

Net cash provided by/(used in) operating activities	131,580	(59,483)

Cash flows from investing activities
Payments for property, plant and equipment	(3,390)	(3,277)
Cash paid for investments classified in Other financial assets	(128,726)	(11,362)
Cash received from maturity of investments classified in Other financial assets	12,695	24,447
Payments for intangible assets	(220)	(487)
Proceeds from disposal of property, plant and equipment	53	—

Net cash (used in)/provided by investing activities	(119,588)	9,321

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	21,009	75
Transaction costs deducted from equity	(626)	—
Payments for leases	(2,162)	(2,102)

Net cash provided by/(used in) financing activities	18,221	(2,027)

Net increase/(decrease) in cash and cash equivalents	30,213	(52,189)

Cash and cash equivalents at beginning of period	132,994	207,530

Effects of exchange rate changes on cash and cash equivalents	14,840	5,953

Cash and cash equivalents at end of period	178,047	161,294

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2021		629	538,695	(444,478)	(7,459)	87,387
Other comprehensive income		—	—	—	2,576	2,576
Net loss		—	—	(76,548)	—	(76,548)
Comprehensive income/(loss) for the year		—	—	(76,548)	2,576	(73,972)
Equity-settled share-based compensation	12	—	21,671	—	—	21,671
Share options exercised		—	75	—	—	75

Balance as of September 30, 2021		629	560,441	(521,026)	(4,883)	35,161

Balance as of January 1, 2022		629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income		—	—	—	1,127	1,127
Net profit		—	—	50,746	—	50,746
Comprehensive income for the year		—	—	50,746	1,127	51,873
Equity-settled share-based compensation	12	—	16,725	—	—	16,725
Share options exercised		—	202	—	—	202
Issue of share capital – net of transaction costs	14	28	20,153	—	—	20,181

Balance as of September 30, 2022		657	602,272	(487,067)	(2,818)	113,044

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020.

Immatics N.V is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2022, were authorized for issue by the Audit Committee of Immatics N.V. on November 17, 2022.

2. Significant events and changes in the current reporting period

The following significant events or transactions occurred during the three and nine months ended September 30, 2022.

License, Development and Commercialization agreement with BMS

On December 10, 2021, Immatics Biotechnologies GmbH entered into a License, Development and Commercialization agreement (the “BMS agreement”) with Bristol-Myer-Squibb Company (“BMS”). The BMS agreement became effective on January 26, 2022, after the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on January 25, 2022. Pursuant to the BMS agreement, the Group received a €133 million ($150 million) upfront cash payment related to the performance obligations under the contract. The Group identified the transfer of a global exclusive IMA401 license including technology transfer and the contractually agreed clinical trial services including participation in Joint Steering Committee meetings as distinct performance obligations. The Group is eligible to receive up to $770 million development, regulatory and commercial milestone payments, in addition to low double-digit royalty payments on net sales of IMA401. Immatics retains the options to co-fund U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote IMA401 in the US. In November 2021, Immatics filed a Clinical Trial Application (CTA) with Paul-Ehrlich-Institute (PEI), the German federal regulatory authority, for the development of IMA401. The clinical trial, which commenced in the second quarter of 2022, will enroll patients across various solid tumor types.

Under IFRS 15, the Group applied significant judgement when evaluating whether the obligations under the BMS agreement represent one performance obligation, combined performance obligations or multiple performance obligations, the allocation of the transaction price to identified performance obligations, and the determination of whether milestone payments should be included in the transaction price.

The Group concluded that BMS is a customer since the BMS agreement does contain elements of a customer relationship even though it is a collaboration agreement, where to some degree both risks and benefits are shared between the Group and BMS. The BMS agreement clearly states deliverables to be delivered by the Group and BMS as mentioned below and creates enforceable rights and obligations.

The Group transferred license rights and is performing clinical trial services. While the clinical trial is a prerequisite for approval of the product, it does not modify the underlying product. The manufacturing of the product for the trial is already completed. The clinical trial will evaluate safety, tolerability, and initial anti-tumor activity of IMA401 in patients with recurrent and/or refractory solid tumors, but there is no modification planned as part of this. With the end of the pre-clinical phase, there was no further enhancement of the products planned. We therefore concluded that BMS can benefit from each performance obligation on its own and they are separately identifiable from other promises in the BMS agreement. The Group concluded that there were two distinct performance obligations under the BMS agreement, the granted license and the conduct of clinical trial services.

At inception of the BMS agreement, the Group determined the transaction price. We evaluated inclusion of the milestones as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The contractual agreed milestone payments with BMS relate to the license. It is not highly probable that the Group will receive any of these milestone payments. Based on that the Group concludes that no variable consideration is considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.

The Group is required to allocate the determined transaction price of €133 million ($150 million) to the two separate identified performance obligations of the BMS agreement, based on the standalone selling price of each performance obligation as the upfront payment of €133 million ($150 million) covers the cost of clinical trial services as well as an initial payment for the license.

Since the BMS agreement consist of two performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation, to allocate the transaction price to the performance obligations. The estimation of the stand-alone selling price included estimates regarding forecasted cost for future services, profit margins and development timelines.

The most reasonable estimation method for the performance obligation related to clinical trial services is the expected cost method, due to the fact that the Group is able to use expected costs including a profit margin to estimate the stand-alone selling price. On top of the forecast of expected costs, the Group added an appropriate profit margin based on average company profit margins for clinical trial services.

To estimate a stand-alone selling price for the performance obligation related to the IMA401 license, the Group concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. The Group concluded following transaction price allocation of the €133 million ($150 million) upfront payment as of March 31, 2022:

1.	Stand-alone selling price for clinical trial services: €42 million

2.	Stand-alone selling price for the license grant: €91 million

The Group evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over the granted license is transferred at a point in time, after BMS obtains the rights to use the license at the effective date of the agreement. The performance obligation related to promised clinical trial services is satisfied over time. The Group transfers control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method.

At inception of the BMS agreement, €42 million were initially deferred on the Groups Consolidated Statement of Financial Position. For the three and nine months ended September 30, 2022, €2.0 million and €6.3 million revenue was recognized based on the cost-to-cost method as well as €91 million revenue was recognized related to the license for IMA 401.

License, Development and Commercialization agreement with Bristol-Myers-Squibb to develop Gamma Delta Allogeneic Cell Therapy program

On June 1, 2022, Immatics US, Inc. entered into a License, Development and Commercialization agreement (the “Allogeneic ACT agreement”) with Bristol-Myer-Squibb Company (“BMS”). Pursuant to the Allogeneic ACT agreement, the Group received a $60 million upfront cash payment plus an additional payment of $5 million related to the performance obligations under the contract. Applying the foreign exchange rate of June 1, 2022, the received payments represent €60.7 million. As the contract is accounted for in the functional currency of Immatics US, Inc., US Dollar, the € amount is subject to currency fluctuations. The Group identified the transfer of an exclusive right and license with the right to grant sublicenses under the Immatics Licensed IP, technology transfer, contractually agreed research and development services including participation in Joint Steering Committee meetings and the delivery of research progress reports to BMS as a combined performance obligation. The Group is eligible to receive up to $700 million development, regulatory and commercial milestone payments, in addition to tiered royalty payments of up to low double-digit percentages on net product sales.

Under IFRS 15, the Group applied significant judgement when evaluating whether the obligations under the Allogeneic ACT agreement represent one combined performance obligation or multiple performance obligations and the determination of whether milestone payments should be included in the transaction price.

The Group concluded that BMS is a customer since BMS obtains through the Allogeneic ACT agreement the output of Immatics’ ordinary activities in exchange for a consideration. The Allogeneic ACT agreement clearly states the deliverables to the Group and BMS as mentioned below and creates enforceable rights and obligations.

The Group granted to BMS exclusive access to licensed products and is performing research and development services. The research and development services performed by the Group will cover preclinical development of the initial two Bristol Myers Squibb-owned programs and is not distinct from the licensed IP, since the preclinical platform does not have a standalone value without further development. Based on the facts and circumstances, the collaboration agreement contains multiple promises, which aggregate to a combined performance obligation.

At inception of the Allogeneic ACT agreement, the Group determined the transaction price. The Group evaluated inclusion of the milestones as well as potential cost reimbursements as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. For the contractual agreed milestone payments with BMS, the license is predominant. Based on that the Group concludes that no variable consideration is considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.

The Group allocated the determined total transaction price of €66.1 million ($70.8 million) consisting of the received payments of €60.7 million ($65 million) as well as cost reimbursements to the single combined performance obligation of the Allogeneic ACT agreement.

Based on the facts mentioned above the Group determined that the combined performance obligation related to promised research and development services is satisfied over time and therefore revenue will be recognized over time as costs for the research and development services incurred using a cost-to-cost method.

At inception of the Allogeneic ACT agreement, €60.7 million were initially deferred on the Groups Consolidated Statement of Financial Position. For the three and nine months ended September 30, 2022, €1.6 million and €2.2 million revenue is recognized based on the cost-to-cost method.

Amendment to Strategic Collaboration Agreement with Bristol-Myers-Squibb on novel adoptive cell therapies

On June 1, 2022, Immatics Biotechnologies GmbH entered into an Amendment to the Strategic Collaboration Agreement originally signed in 2019 (the “amendment”) with Bristol-Myer-Squibb Company (“BMS”). Pursuant to the amendment, the Group received a €18.7 million ($20 million) upfront cash payment related to the performance obligations under the contract. Under the amendment, Immatics will undertake an additional T Cell Receptor Engineered T cell Therapy (TCR-T) program against a solid tumor target discovered with Immatics’ XPRESIDENT technology. The program will utilize proprietary T Cell Receptors (TCRs) identified by Immatics’ XCEPTOR TCR discovery and engineering platform.

The increased consideration reflects the stand-alone selling price at contract inception and the amendment contains performance obligations that are distinct from the original performance obligation under the contract. Therefore, the Group determined to account for the modification of the Allogeneic ACT agreement signed in 2019, triggered by the amendment as a separate contract.

Immatics will be responsible for the development and validation of these programs through lead candidate stage, at which time BMS may exercise opt-in rights and assume sole responsibility for further worldwide development, manufacturing and commercialization of the TCR-T cell therapies. Immatics would have certain early-stage co-development rights or co-funding rights for selected TCR-T cell therapies arising from the collaboration. With respect to this amendment, Immatics may be eligible to receive regulatory and sales milestones as well as royalties in line with the BMS collaboration agreement signed in 2019.

The Group identified the transfer of an exclusive right and license to patents on one additional target and respective therapeutic treatments, including technology transfer, the contractually agreed research and development services by the Group and the participation in Joint Steering Committee meetings as combined performance obligation as they are not distinct from each other.

At inception of the amendment, the Group determined the transaction price. The Group evaluated inclusion of the milestones as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The contractual agreed milestone payments with BMS relate to the license. Based on that the Group concludes that no variable consideration is considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.

The Group concluded to allocate the determined transaction price of €18.7 million ($20 million) to the performance obligation from the amendment - the research and development services and the license for the targets. The Group determined that the performance obligation is satisfied over time and therefore revenue will be recognized over time as costs incurred using a cost-to-cost method.

At inception of the agreement, €18.7 million were initially deferred on the Groups Consolidated Statement of Financial Position. For the three months ended September 30, 2022, €0.7 million revenue is recognized based on the cost-to-cost method.

Research collaboration and License agreement with Editas Medicine, Inc.

On May 27, 2022, Immatics US, Inc. entered into a Research collaboration and License agreement (the “Editas agreement”) with Editas Medicine, Inc. (“Editas”). The Editas agreement became effective on May 27, 2022. Pursuant to the Editas agreement, the Group paid upfront a one-time and non-refundable fee related to the Groups access to a non-exclusive right to Editas Medicine’s CRISPR technology and intellectual property as well as for services provided by Editas. The Group will together with Editas combine gamma-delta T cell adoptive cell therapies and gene editing to develop medicines for the treatment of cancer.

The Group determined to account for the upfront payment as prepaid research and development expenses. The prepaid expense will be consumed over the term of the research and development activities.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged. In response, many countries and businesses still institute travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials and continues to monitor the situation. To date, the pandemic has not significantly impacted the Group. The ongoing spread of COVID-19 may in the future negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Given the current situation we do not expect significant negative impacts on the Group’s activities in the future, but variants of COVID-19 could limit the impact of vaccines and lead to negative impacts on the Group’s activities.

Russian-Ukraine Conflict

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be affected by price increases or certain fiscal policy changes in Germany, such as new tax legislation, economic sanctions and comparable measures, although at this point, it does not foresee any such macroeconomic changes that are expected to have a direct impact on its business operations.

3. Significant accounting policies

Basis of presentation

The interim condensed consolidated financial statements of the Group as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”).

The interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021. The new and amended standards and interpretations applicable for the first time as of January 1, 2022, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2021, had no impact on the interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2022.

The Group reported basic and diluted earnings per share. Basic earnings per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share for the nine months ended September 30, 2022, are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Groups weighted average share price for the nine months ended September 30, 2022, are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares. The Group was loss-making during the three months ended September 30, 2022 as well as during the three and nine months ended September 30, 2021, therefore all instruments are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards and the 7,187,500 Immatics Warrants issued in 2020 and outstanding as of September 30, 2022.

The Group determined its revenue recognition policies related to the new collaboration agreements signed during the nine months ended September 30, 2022. Refer to section within the Note 2 for further details regarding the accounting treatment and significant estimates by the Group applied in connection with the determination of the accounting treatment of the collaboration agreements.

Revision of previously issued financial statements

During the preparation of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, the Group identified an error in the presentation of ‘Net foreign exchange differences’ and ‘Effects of exchange rate changes on cash and cash equivalents’ in the statement of cash flows. The error resulted in a presentation of effects from exchange rate changes on non-functional currency denominated cash and cash equivalents in Immatics N.V and Immatics Biotechnologies GmbH as operating cash flow instead of presentation as non-cash items in effects of exchange rate changes on cash and cash equivalents.

This error had no impact on the Company’s consolidated statements of financial position, of profit/(loss), of comprehensive income/(loss) and of consolidated statements of changes in equity. The Company assessed the materiality of these errors on the previously issued consolidated financial statements and concluded that the errors were not material to any period presented. The impact of the revision of the previously issued financial statements is as follows:

	Year ended December 31, 2019			Year ended December 31, 2020
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Net foreign exchange differences	(3)	95	92	(4,477)	4,914	437
Net cash provided by/(used in) operating activities	70,967	95	71,062	(85,611)	4,914	(80,697)
Net cash (used in)/provided by investing activities	(5,059)	—	(5,059)	(15,949)	—	(15,949)
Net cash (used in)/provided by financing activities	(1,862)	—	(1,862)	207,883	—	207,883
Net increase/(decrease) in cash and cash equivalents	64,046	95	64,141	106,324	4,914	111,238
Cash and cash equivalents at beginning of period	39,367	—	39,367	103,353	—	103,353
Effects of exchange rate changes on cash and cash equivalents	(59)	(95)	(154)	(2,147)	(4,914)	(7,061)
Cash and cash equivalents at end of period	103,353	—	103,353	207,530	—	207,530

	Three months ended March 31, 2021			Six months ended June 30, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Net foreign exchange differences	318	(3,395)	(3,077)	236	(2,989)	(2,753)
Net cash provided by/(used in) operating activities	(16,656)	(3,395)	(20,051)	(36,603)	(2,989)	(39,592)
Net cash (used in)/provided by investing activities	2,559	—	2,559	(10,306)	—	(10,306)
Net cash (used in)/provided by financing activities	(482)	—	(482)	(1,348)	—	(1,348)
Net increase/(decrease) in cash and cash equivalents	(14,580)	(3,395)	(17,975)	(48,255)	(2,989)	(51,244)
Cash and cash equivalents at beginning of period	207,530	—	207,530	207,530	—	207,530
Effects of exchange rate changes on cash and cash equivalents	2,383	3,395	5,778	818	2,989	3,807
Cash and cash equivalents at end of period	195,333	—	195,333	160,093	—	160,093

	Nine months ended September 30, 2021			Year ended December 31, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Net foreign exchange differences	408	(4,313)	(3,905)	554	(2,962)	(2,408)
Net cash provided by/(used in) operating activities	(55,171)	(4,313)	(59,484)	(81,785)	(2,962)	(84,747)
Net cash (used in)/provided by investing activities	9,321	—	9,321	7,493	—	7,493
Net cash (used in)/provided by financing activities	(2,027)	—	(2,027)	(2,613)	—	(2,613)
Net increase/(decrease) in cash and cash equivalents	(47,875)	(4,313)	(52,188)	(76,904)	(2,962)	(79,866)
Cash and cash equivalents at beginning of period	207,530	—	207,530	207,530	—	207,530
Effects of exchange rate changes on cash and cash equivalents	1,639	4,313	5,952	2,368	2,962	5,330
Cash and cash equivalents at end of period	161,294	—	161,294	132,994	—	132,994

	Three months ended March 31, 2022			Six months ended June 30, 2022
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Net foreign exchange differences	125	(1,712)	(1,587)	115	(7,949)	(7,834)
Net cash provided by/(used in) operating activities	109,102	(1,712)	107,390	163,722	(7,949)	155,773
Net cash (used in)/provided by investing activities	5,836	—	5,836	(48,528)	—	(48,528)
Net cash (used in)/provided by financing activities	(689)	—	(689)	15,203	—	15,203
Net increase/(decrease) in cash and cash equivalents	114,249	(1,712)	112,537	130,398	(7,949)	122,449
Cash and cash equivalents at beginning of period	132,994	—	132,994	132,994	—	132,994
Effects of exchange rate changes on cash and cash equivalents	73	1,712	1,785	1,734	7,949	9,683
Cash and cash equivalents at end of period	247,316	—	247,316	265,125	—	265,125

In addition, we corrected the presentation of ‘Cash paid for investments in Other financial assets’ and ‘Cash received from maturity of investments classified in Other financial assets’ for the nine months ended September 30, 2021 in the statement of cash flows as described in Note 2 of our Annual Financial Statements as of and for the year ended December 31, 2021 on Form 20-F filed on March 23, 2022.

4. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Other current and non-current assets

	As of
	September 30, 2022	December 31, 2021

	(Euros in thousands)
Prepaid expenses	8,925	3,781
Value added tax receivable	853	915
Grant receivable	—	762
Other assets	2,060	950

Other current assets	11,838	6,408

The Group recognizes receivables for government grants, when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with.

Prepaid expenses include expenses for licenses and software of €6.5 million as of September 30, 2022 and €0.5 million as of December 31, 2021 and prepaid insurance expenses of €0.2 million as of September 30, 2022 and €1.3 million as of December 31, 2021. The Group accrued €0.4 million as of September 30, 2022 and €0.7 million as of December 31, 2021 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019 and the Genmab collaboration agreement.

Additionally, prepaid expenses include expenses for maintenance of €0.6 million as of September 30, 2022 and €0.8 million as of December 31, 2021. The remaining amount is mainly related to prepaid CRO expenses and prepaid rent.

Other assets include receivables from lease incentive, capital gains tax and prepaid deposit expenses.

	As of
	September 30, 2022	December 31, 2021

	(Euros in thousands)
Prepaid expenses	3,442	636
Other assets	573	—

Other non-current assets	4,015	636

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €3.1 million, prepaid maintenance expenses of €0.3 million and accrued incremental cost of the BMS and Genmab collaboration agreement of €0.1 million as of September 30, 2022. Other assets include the non-current portion for prepaid deposit expenses.

6. Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of September 30, 2022, the Group had five strategic collaboration agreements in place. During the nine months ended September 30, 2022, the Group entered into new collaboration agreements with BMS. Refer to Note 2 “License, Development and Commercialization agreement with BMS”, “License, Development and Commercialization agreement with Bristol-Myers-Squibb to develop Gamma Delta Allogeneic Cell Therapy program” and “Amendment to Strategic Collaboration Agreement with Bristol-Myers-Squibb on novel adoptive cell therapies” for further details. Four of the five collaboration agreements are still at pre-clinical stage and the BMS IMA401 collaboration agreement is at clinical stage. As the Amgen collaboration agreement was terminated in October 2021, the Group did not recognize any revenue for this collaboration for the three and nine months ended September 30, 2022.

The Group earned revenue from collaboration agreements from the following collaborators during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(Euros in thousands)		(Euros in thousands)
Amgen	—	37	—	554
Genmab	2,945	2,142	9,989	6,484
BMS	10,982	3,438	121,514	8,028
GSK	1,133	826	3,680	3,970

Total	15,060	6,443	135,183	19,036

The revenue from collaboration agreements with BMS includes the revenue regarding the right-to-use license for IMA401 amounting to €91.3 million for the nine months ended September 30, 2022. The Group recognized €30.2 million revenue based on the cost-to-cost method regarding the three collaboration agreements with BMS for the nine months ended September 30, 2022.

As of September 30, 2022, the Group has not recognized any milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of September 30, 2022, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements.

The Group expects to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenue related to the collaboration agreements consists of the following as of September 30, 2022 and December 31, 2021:

	As of
	September 30, 2022	December 31, 2021

	(Euros in thousands)
Current	80,150	50,402
Non-current	103,215	48,225

Total	183,365	98,627

The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.1 million and €0.1 million for the three months ended September 30, 2022 and September 30, 2021.

The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.5 million and €0.2 million for the nine months ended September 30, 2022 and September 30, 2021.

As reported in note 16, after the reporting period, GSK terminated the collaboration with Immatics. The termination was a non-adjusting subsequent event and is therefore not reflected in revenue from collaboration agreements.

7. Financial result

Financial income and financial expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(Euros in thousands)		(Euros in thousands)
Interest income	670	15	745	102
Foreign currency gains	7,169	1,358	15,868	4,372
Gain on other financial instruments	—	48	—	—

Financial income	7,839	1,421	16,613	4,474

Interest expenses	(210)	(157)	(748)	(402)
Foreign currency losses	(216)	(14)	(1,202)	(114)
Losses on other financial instruments	—	—	—	(884)

Financial expenses	(426)	(171)	(1,950)	(1,400)
Change in fair value of warrant liabilities	(5,865)	(5,452)	7,877	(9,388)

Financial result	1,548	(4,202)	22,540	(6,314)

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents, short-term deposits as well as bonds.

The fair value of the warrants decreased from €3.88 per warrant as of December 31, 2021 to €1.96 as of June 30, 2022 and increased to €2.78 as of September 30, 2022. The result is an increase in fair value of warrant liabilities of €5.9 million for the three months ended September 30, 2022 and a decrease in fair value of warrant liabilities of €7.9 million for the nine months ended September 30, 2022.

Losses on other financial instruments consist of losses from unrealized currency forward contracts.

8. Income Tax

During the three months ended March 31, 2022, the Group generated a net income due to the recognition of revenue in connection with the license component of the BMS agreement. This one-time revenue is not accounted for under German GAAP and consequently under German tax accounting. Instead, the Group recognizes revenue for the BMS agreement over the period of the clinical trial service. The deferred tax liability arising from the temporary difference related to delayed revenue recognition under German tax accounting is offset by deferred tax assets on tax losses carried forward that were previously not capitalized due to the Groups expectation of generating taxable losses in the foreseeable future. During the three and nine months ended September 30, 2022 and 2021, the Group’s German operations were subject to a statutory tax rate of 28.5% and the Group´s U.S. operations were subject to a corporate income tax rate of 21%.

For Immatics Biotechnologies GmbH, the Group recognized an income tax expense and an equivalent current tax liability in the amount of €1.7 million for the nine months ended September 30, 2022. The income tax expense is calculated based on taxable income of Immatics Biotechnologies GmbH for the nine months ended September 30, 2022. The Group applied the estimated effective tax rate of the financial year 2022 to the taxable income for the nine months ended September 30, 2022. Since no deferred tax assets have been recognized as of December 31, 2021, the Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the nine months ended September 30, 2022. In accordance with §10d para 2 EStG (German income tax code), 60% of an income of a given year can be offset with tax losses carried forward. Accordingly, 40% of the income before tax of Immatics Biotechnologies GmbH are subject to income tax.

As the profit is considered a one-time profit, no deferred tax assets exceeding the deferred tax liability for temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

The Group continued to generate losses for all other entities within the Group during the three and nine months ended September 30, 2022 as well as for all entities during the three and nine months ended September 30, 2021.

Due to the ARYA Merger described in Note 3 of the Group’s annual financial statements for the year ended December 31, 2020, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

9. Intangible assets, Property, plant and equipment and Right-of-use assets

During the three months ended September 30, 2022 and September 30, 2021, the Group acquired property, plant and equipment and intangible assets in the amount of €1.3 million and €1.7 million, respectively.

During the nine months ended September 30, 2022 and September 30, 2021, the Group acquired property, plant and equipment and intangible assets in the amount of €3.5 million and €4.0 million, respectively.

During the nine months ended September 30, 2022, extensions to existing lease agreements as well as the lease of a new facility in Houston resulted in an addition in right-of-use assets and corresponding lease liability in the amount of €6.6 million.

The Group used an incremental borrowing rate (“IBR”) for each respective lease to calculate the initial lease liability.

10. Provisions

Provisions consisted of the following as of September 30, 2022 and December 31, 2021:

	As of
	September 30, 2022	December 31, 2021

	(Euros in thousands)
Other provision	51	51
Provision for bonuses	4,321	—

Total provisions	4,372	51

These amounts include provisions for the Group’s annual employee bonuses. These amounts are classified as a provision as of September 30, 2022, because the amount to be paid is uncertain.

11. Other current liabilities

Other current liabilities consisted of the following as of September 30, 2022 and December 31, 2021.

	As of
	September 30, 2022	December 31, 2021

	(Euros in thousands)
Income tax liability	1,703	—
Payroll tax	1,415	1,760
Accrual for vacation	1,043	607
Other	205	134

Total	4,366	2,501

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represents fair value due to their short-term nature.

12. Share-based payments

Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). At the Annual General Meeting on June 13, 2022, Immatics´s shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options, other than that, it does not materially differ from the 2020 Equity Plan.

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option.

The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity settled.

As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Plan, management and employees have been granted different types of options, all of which are equity-settled transactions. As part of the replacement, active employees and management members received stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested fully on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year contract life.

Matching Stock Options outstanding as of September 30, 2022:

	2022
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,406,468
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	4,942
Matching Stock Options expired	10.00	7,852
Matching Stock Options outstanding on September 30,	10.00	1,393,674
Matching Stock Options exercisable on September 30,	10.00	1,393,674
Weighted average remaining contract life (years)	7.75

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms to previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.

The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Based on the terms of the Converted Options award agreements, the awards had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020.

Converted Options outstanding as of September 30, 2022:

	2022
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.64	566,311
Converted Options forfeited	1.37	9,663
Converted Options exercised	1.22	14,591
Converted Options expired	1.35	8,465
Converted Options outstanding on September 30,	2.72	533,592
Converted Options exercisable on September 30,	2.73	352,850
Weighted average remaining contract life (years)	5.26

Under the 2020 Plan and the 2022 Plan, Immatics also issues employee stock options with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options for employees including management will vest solely on a four-year time-based vesting schedule. Under the 2022 Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis.

The Company granted Service Options on March 22, 2022, on March 29, 2022, on June 14, 2022, and on June 30, 2022, which were accounted for using the respective grant date fair value. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $5.84 for Service Option granted during the nine months ended September 30, 2022.

	As of March 22, 2022	As of March 29, 2022	As of June 14, 2022	As of June 30, 2022
Exercise price in USD	$7.40	$8.15	$7.94	$8.71
Underlying share price in USD	$7.40	$8.15	$7.94	$8.71
Volatility	81.75%	81.58%	82.57%	82.17%
Time period (years)	6.11	6.11	5.58	6.08
Risk free rate	2.39%	2.48%	3.57%	3.00%
Dividend yield	0.00%	0.00%	0.00%	0.00%

Service Options outstanding as of September 30, 2022:

	2022
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.57	3,725,619
Service Options granted in March,	7.94	104,963
Service Options granted in June,	8.25	523,945
Service Options forfeited	10.86	134,209
Service Options exercised	10.51	12,991
Service Options expired	10.20	10,218
Service Options outstanding on September 30,	10.21	4,197,109
Service Options exercisable on September 30,	10.02	916,907
Weighted average remaining contract life (years)	8.90

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

PSUs outstanding as of September 30, 2022:

	2022
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,696,000
PSUs granted	—	—
PSUs forfeited	10.00	30,000
PSUs outstanding on September 30,	10.08	3,666,000
PSUs exercisable on September 30,	—	—
Weighted average remaining contract life (years)	8.24

The Group recognized total employee-related share-based compensation expense, during the three and nine months ended September 30, 2022 and 2021 as set out below:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(Euros in thousands)		(Euros in thousands)
Research and development expenses	3,206	3,245	9,581	12,819
General and administrative expenses	2,257	2,157	7,144	8,852

Total share-based compensation	5,463	5,402	16,725	21,671

The share-based compensation expense for the nine months ended September 30, 2022 decreased, since the matching stock options issued under 2020 Equity Plan vested fully on July 31, 2021.

13. Related party disclosures

During the three and nine months ended September 30, 2022 the Group did not enter into any new related-party transactions with its key management personnel or with related entities other than the granting of a total of 340,000 Service options to its key management personnel and Board of Directors for the nine months ended September 30, 2022.

14. Shareholders’ equity

During the nine months ended September 30, 2022, the Group issued 2.8 million shares under the ATM agreement with SVB Securities LLC and collected a gross amount of €20.8 million less transaction costs of €0.6 million, resulting in an increase in share capital of €28 thousand and share premium of €20.2 million.

15. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Financial assets
Short-term deposits*	other financial assets at amortized cost	70,776	—	70,776	—
Bonds*	other financial assets at amortized cost	60,511	12,123	59,886	12,113
Accounts receivable	other financial assets at amortized cost	1,139	682	1,139	682
Other current/non-current assets	other financial assets at amortized cost	1,708	691	1,708	691

Total financial assets**		134,134	13,496	133,509	13,486

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	12,828	11,624	12,828	11,624
Other current liabilities	other financial liabilities at amortized cost	170	727	170	727
Other financial liabilities	At fair value through profit or loss (FVTPL)	19,982	27,859	19,982	27,859

Total financial liabilities		32,980	40,210	32,980	40,210

*	“Short-term deposits” and “Bonds” are classified within Other financial assets.
**	Financial assets, other than cash and cash equivalents.

The carrying value of financial instruments, such as cash and cash equivalents, deposits, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values: All financial assets, except for derivatives, which are categorized Level 2, are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. All financial liabilities are also categorized Level 1.

Other financial liabilities are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measured the warrants at fair value by using the closing price of warrants at NASDAQ. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s consolidated statement of profit or loss as financial income or expense, as appropriate. The warrants were classified as level 1. Refer to note 7 for further details.

16. Events occurring after the reporting period

The Company evaluated subsequent events for recognition or disclosure through November 17, 2022.

On October 12, 2022, the Company closed a registered direct offering of 10,905,000 ordinary shares with a public offering price of $10.09 per ordinary share. The Company received gross proceeds of approximately $110 million, before deducting offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Groups pipeline, the manufacturing and production of product candidates and for working capital.

After the reporting period, GSK terminated the collaboration with Immatics. The termination was a non-adjusting subsequent event and is therefore not reflected in these financial statements. Immatics will recognize the remaining deferred revenue of €33.4 million in connection with the upfront payment received for the GSK collaboration in the fourth quarter of 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three and nine-months period ended September 30, 2022 and 2021 included in this interim report. You should also read our operating and financial review and prospect and our Consolidated Financial Statements for fiscal year 2021, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 23, 2022 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our focus is the generation of novel therapeutic options for solid tumor patients. Solid tumors constitute the majority of all cancers. Relapsed and/or refractory solid tumor patients have a significant unmet medical need. We believe that by identifying true cancer targets and the right TCRs, we will be well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to improve the lives of cancer patients.

One of the challenges of effectively treating solid tumors is the lack of cancer-specific targets. By utilizing TCR-based therapeutics, we are capable of directing T cells not only to targets on the surface of the cancer cell, but also to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native tumor tissue, and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues.

We believe that the elucidation of these targets provides us the opportunity to develop a pipeline of novel TCR-based product candidates that can generate a meaningful therapeutic impact on the lives of cancer patients by going beyond an incremental clinical benefit. We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics. Each is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current proprietary pipeline comprises seven therapeutic programs, three of which are being evaluated in clinical trials. In addition to our proprietary pipeline, we are collaborating with world-leading partners, including Genmab and Bristol-Myers Squibb to develop multiple therapeutic programs covering TCR-T and Bispecifics.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through upfront payments from our collaboration partners.

We have assembled a team of 382 FTEs as of September 30, 2022.

Through September 30, 2022 we have raised approximately €823.7 million in total through licensing payments from our collaborators and through private and public placements of securities. We are holding Cash and cash equivalents and Other financial assets of €309.3 million as of September 30, 2022. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent periods. Despite the net income that we generated in the nine months ended September 30, 2022, we expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Recent Developments

Business Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged. In response, many countries and businesses still institute travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials and continues to monitor the situation. To date, the pandemic has not significantly impacted the Group. The ongoing spread of COVID-19 may in the future negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Given the current situation we do not expect significant negative impacts on the Group’s activities in the future, but variants of COVID-19 could limit the impact of vaccines and lead to negative impacts on the Group’s activities.

Russian-Ukraine Conflict

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be affected by price increases or certain fiscal policy changes in Germany, such as new tax legislation, economic sanctions and comparable measures, although at this point, it does not foresee any such macroeconomic changes that are expected to have a direct impact on its business operations.

First Cancer Patient Treated with Second-Generation ACTengine® TCR-T Candidate IMA203CD8 Targeting PRAME

On August 23, 2022, we announced the treatment of the first patient with IMA203CD8. IMA203CD8 is a 2nd-generation product candidate co-expressing Immatics’ proprietary CD8αß co-receptor engaging functional CD4 and CD8 T cells directed against PRAME. Preclinical data with IMA203CD8 showed enhanced potency and prolonged anti-tumor activity mediated by activated TCR-engineered CD4 T cells. The IMA203CD8 Phase 1b expansion study is the third cohort of Immatics’ multi-cohort strategy to achieve durable high response rates with TCR-T cells targeting PRAME-positive, hard-to-treat solid tumors.

Presentation of a comprehensive Preclinical Data Set for TCR Bispecific Candidate IMA402 Targeting PRAME at European Society for Medical Oncology (ESMO) Congress 2022

At ESMO Conference in September 2022, we presented a comprehensive preclinical data set for TCER® IMA402. TCER® IMA402 is a next-generation, half-life extended TCR Bispecific targeting an HLA-A*02:01-presented peptide derived from PRAME. In preclinical studies, IMA402 demonstrated enhanced anti-tumor activity in vivo and reduced T cell engager-associated toxicities as part of overall favorable in vitro safety profile. Pharmacokinetic characteristics of half-life extended IMA402 suggest potential for a favorable dosing regimen in patients with prolonged drug exposure at therapeutic levels. IMA402 is part of Immatics’ strategy to leverage the full clinical potential of targeting PRAME, one of the most promising targets for TCR-based therapies. A Phase 1⁄2 clinical trial is on track to start in 2023; submission of the CTA/IND1 application is planned for 2Q 2023.

Interim Clinical Data Update on ACTengine® IMA203 TCR-T Monotherapy Targeting PRAME as well as $110 Million Underwritten Offering of Ordinary Shares

On October 10, 2022, we provided an interim clinical data update on ACTengine® IMA203. We provided further clinical validation of PRAME as a multi-tumor target for TCR-based therapies. The update included data from 27 patients in completed Phase 1a dose escalation and first 5 patients in Phase 1b dose expansion (cohort A) treated with IMA203 monotherapy. We announced a confirmed objective response rate (cORR) of 50% (6/12) at target dose or above with at least 1 billion infused TCR-T cells across Phase 1a and 1b; thereof 80% cORR (4/5) in Phase 1b patients alone with all responses ongoing at data cut-off. Confirmed responses are across different solid tumor types: cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma, and synovial sarcoma. The treatment with IMA203 continues to show manageable tolerability; biological data including T cell engraftment, persistence and tumor infiltration are consistent with clinical data. IMA203 TCR-T is part of Immatics’ strategy to leverage the full clinical potential of targeting PRAME. The next data read-outs on IMA203 monotherapy, IMA203 in combination with a checkpoint inhibitor and 2nd generation IMA203CD8 are planned during 2023.

On the same day, we announced that we agreed to sell, by way of an underwritten public offering, 10,905,000 of our ordinary shares at a price of $10.09 per share. The gross proceeds from the offering, before deducting the underwriting discount and offering expenses, was $110 million. The offering closed on October 12, 2022.

The offering included participation from investors including Armistice Capital Master Fund Ltd., Dellora Investments, EcoR1 Capital, Nantahala Capital, Perceptive Advisors, Rock Springs Capital, RTW Investments, LP, Samsara BioCapital, SilverArc Capital, Sofinnova Investments, Wellington Management, 683 Capital and other specialist biotech investors.

Termination of GSK Strategic Collaboration Agreement

On October 24, 2022, GSK provided Immatics with notice of its decision to terminate their collaboration, which was initially announced on February 20, 2020.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, including with BMS, Genmab and GSK.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “—Critical Accounting Policies and Significant Judgments and Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In four of our five collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the clinical trial services will not result in a modification of the license.

The collaboration agreements resulted in €399.2 million of upfront cash payments through September 30, 2022. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies to cancer patients:

•	advancing the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	enhancing ACT manufacturing capabilities;

•	maintaining and enhancing the competitive edge of our target and TCR technology platforms;

•	leveraging the full potential of existing collaborations with leading industry partners and establish additional value-maximizing strategic collaborations and

•	strengthen our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT- or TCR Bispecifics-based product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of both Financial income and Financial expense. Financial income results primarily from foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange losses. Additionally, our warrants are classified as Other financial liabilities. The change in fair value of warrant liabilities consists of the change in fair value of these warrants.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2022 and September 30, 2021

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	€15,060	€6,443	€135,183	€19,036
Research and development expenses	(28,572)	(21,225)	(78,933)	(64,613)
General and administrative expenses	(8,422)	(8,266)	(26,383)	(24,968)
Other income	9	47	42	311

Operating result	(21,925)	(23,001)	29,909	(70,234)
Financial income	7,839	1,421	16,613	4,474
Financial expenses	(426)	(171)	(1,950)	(1,400)
Change in fair value of warrant liabilities	(5,865)	(5,452)	7,877	(9,388)

Financial result	1,548	(4,202)	22,540	(6,314)

Profit/(loss) before taxes	(20,377)	(27,203)	52,449	(76,548)
Taxes on income	(558)	—	(1,703)	—

Net profit/(loss)	€(20,935)	€(27,203)	€50,746	€(76,548)

Net profit/(loss) per share:
Basic	(0.32)	(0.43)	0.79	(1.22)
Diluted	(0.32)	(0.43)	0.78	(1.22)
Weighted average shares outstanding:
Basic	65,634,347	62,911,465	64,508,091	62,909,797
Diluted	65,634,347	62,911,465	65,239,279	62,909,797

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€—	€37	€—	€554
Genmab	2,945	2,142	9,989	6,484
BMS	10,982	3,438	121,514	8,028
GSK	1,133	826	3,680	3,970

Total revenue from collaboration agreements	€15,060	€6,443	€135,183	€19,036

Our Revenue from collaboration agreements increased from €6.4 million for the three months ended September 30, 2021 to €15.1 million for the three months ended September 30, 2022. The increase in revenue of €8.7 million mainly resulted from the collaboration with BMS. The Amgen collaboration agreement was terminated in October 2021. As a result, we did not recognize any revenue for this collaboration for the three months ended September 30, 2022.

Our Revenue from collaboration agreements increased from €19.0 million for the nine months ended September 30, 2021 to €135.2 million for the nine months ended September 30, 2022. The increase in revenue of €116.2 million mainly resulted from the collaborations with BMS. The Revenue from collaboration agreements with BMS includes the revenue related to the right-to-use license for IMA401 amounting to €91.3 million and €30.2 million revenue recognized on a cost-to-cost method. The Amgen collaboration agreement was terminated in October 2021. As a result, we did not recognize any revenue for this collaboration for the nine months ended September 30, 2022.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods. The revenue from collaboration agreements does not include the effects from the termination of the collaboration with GSK after the end of the reporting period. The remaining deferred revenue for GSK is €33.4 million as of September 30, 2022, which will be recognized in the fourth quarter of 2022.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	€5,982	€4,160	€14,649	€11,553
TCR Bispecifics Programs	1,732	2,450	3,823	5,830
Other programs	1,338	680	4,570	2,201

Sub-total direct external expenses	€9,052	€7,290	€23,042	€19,584

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	€9,937	€6,302	€28,181	€17,659
Share-based compensation expense	3,206	3,245	9,581	12,819
IP Expenses	2,759	2,048	7,123	7,489
Facility and depreciation	1,849	1,342	5,263	3,715
Other indirect costs	1,769	998	5,743	3,347

Sub-total indirect expenses	€19,520	€13,935	€55,891	€45,029

Total research and development expenses	€28,572	€21,225	€78,933	€64,613

Direct external research and development expenses for our ACT programs increased from €4.2 million for the three months ended September 30, 2021 to €6.0 million for the three months ended September 30, 2022. This increase mainly resulted from increased activities in our clinical trials, which was triggered in part by an increased number of patients recruited. Direct external research and development expenses for our TCR Bispecifics programs decreased from €2.5 million for the three months ended September 30, 2021 to €1.7 million for the three months ended September 30, 2022. We considered expenses related to the proprietary development of IMA401 within “TCR Bispecifics Programs” until the effective date of the BMS collaboration.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €0.7 million for the three months ended September 30, 2021 to €1.3 million for the three months ended September 30, 2022. This increase was due to the ramp up of the clinical trial for the IMA401 collaboration, categorized within “Other programs” for the three months ended September 30, 2022, as described above.

Direct external research and development expenses for our ACT programs increased from €11.6 million for the nine months ended September 30, 2021 to €14.6 million for the nine months ended September 30, 2022. This increase mainly resulted from increased activities in our clinical trials, which was the result in part ofan increased number of patients recruited. Direct external research and development expenses for our TCR Bispecifics programs decreased from €5.8 million for the nine months ended September 30, 2021 to €3.8 million for the nine months ended September 30, 2022. This decrease mainly resulted from our IMA401 collaboration with BMS, which is categorized for the nine months ended September 30, 2022 within “Other programs”. We considered expenses related to the proprietary development of IMA401 within “TCR Bispecifics Programs” until the effectiveness of the BMS collaboration.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €2.2 million for the nine months ended September 30, 2021 to €4.6 million for the nine months ended September 30, 2022. This increase was due to the ramp up of the clinical trial for the IMA401 collaboration, categorized within “Other programs” for the nine months ended September 30, 2022, as described above.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facility and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €6.3 million for the three months ended September 30, 2021 to €9.9 million for the three months ended September 30, 2022. This increase resulted from our increased headcount as part of our extension of research and development activities including clinical trials. Share-based compensation expenses are at a similar level for the two comparative reporting periods. IP expenses increased from €2.0 million for the three months ended September 30, 2021 to €2.8 million for the three months ended September 30, 2022. Facility and depreciation expenses increased from €1.3 million for the three months ended September 30, 2021 to €1.8 million for the three months ended September 30, 2022 due to increased need for office and laboratory spaces. Other indirect expenses increased from €1.0 million for the three months ended September 30, 2021 to €1.8 million for the three months ended September 30, 2022. This increase resulted from our extension of research and development activities.

Personnel-related expenses increased from €17.7 million for the nine months ended September 30, 2021 to €28.1 million for the nine months ended September 30, 2022. This increase resulted from our increased headcount as part of our extension of research and development activities including clinical trials. Share-based compensation expenses decreased from €12.8 million for the nine months ended September 30, 2021, to €9.6 million for the nine months ended September 30, 2022. This decrease resulted mainly from the Matching Stock Options, which vested in full on July 31, 2021 and therefore led to a reduced expense for the nine months ended September 30, 2022. IP expenses decreased from €7.5 million for the nine months ended September 30, 2021 to €7.1 million for the nine months ended September 30, 2022. Facility and depreciation expenses increased from €3.7 million for the nine months ended September 30, 2021 to €5.3 million for the nine months ended September 30, 2022 due to increased need for office and laboratory spaces. Other indirect expenses increased from €3.3 million for the nine months ended September 30, 2021 to €5.7 million for the nine months ended September 30, 2022. This increase resulted from our extension of research and development activities.

General and Administrative Expenses

The following table summarizes our General and administrative expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(Euros in thousands)
Share-based compensation expense	€2,257	€2,157	€7,144	€8,852
Personnel related (excluding share-based compensation)	2,878	2,396	8,118	6,838
Professional and consulting fees	1,146	1,252	4,225	3,873
Other external general and administrative expenses	2,141	2,461	6,896	5,405

Total general and administrative expenses	€8,422	€8,266	€26,383	€24,968

General and administrative expenses increased from €8.3 million for the three months ended September 30, 2021 to €8.4 million for the three months ended September 30, 2022.

Share-based compensation expenses increased from €2.2 million for the three months ended September 30, 2021 to €2.3 million for the three months ended September 30, 2022.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €2.4 million for the three months ended September 30, 2021 to €2.9 million for the three months ended September 30, 2022. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees decreased from €1.3 million for the three months ended September 30, 2021 to €1.1 million for the three months ended September 30, 2022. The decrease in professional and consulting fees resulted mainly from lower legal expenses.

Other external expenses decreased from €2.5 million for the three months ended September 30, 2021 to €2.1 million for the three months ended September 30, 2022. The decrease in other expenses mainly resulted from decreased facility expenses.

General and administrative expenses increased from €25.0 million for the nine months ended September 30, 2021 to €26.4 million for the nine months ended September 30, 2022.

Share-based compensation expenses decreased from €8.9 million for the nine months ended September 30, 2021 to €7.1 million for the nine months ended September 30, 2022. This decrease resulted mainly from the Matching Stock Options, which vested in full on July 31, 2021 and therefore led to a reduced expense for the nine months ended September 30, 2022.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €6.8 million for the nine months ended September 30, 2021 to €8.1 million for the nine months ended September 30, 2022. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees increased from €3.9 million for the nine months ended September 30, 2021 to €4.2 million for the nine months ended September 30, 2022. The increase in professional and consulting fees resulted mainly from costs incurred in connection with the entry into the new collaboration agreement with BMS.

Other external expenses increased from €5.4 million for the nine months ended September 30, 2021 to €6.9 million for the nine months ended September 30, 2022. The increase in other expenses mainly resulted from increased insurance payments, depreciation, and facility expenses.

Financial Result

Financial income increased from €1.4 million for the three months ended September 30, 2021 to €7.8 million for the three months ended September 30, 2022. The increase mainly resulted from realized and unrealized exchange rate differences due to the movement of the EUR-USD exchange rate.

Financial expenses increased from €0.2 million for the three months ended September 30, 2021 to €0.4 million for the three months ended September 30, 2022. The increase mainly resulted from higher realized foreign exchange losses.

Financial income increased from €4.5 million for the nine months ended September 30, 2021 to €16.6 million for the nine months ended September 30, 2022. The increase mainly resulted from realized and unrealized exchange rate differences due to the movement of the EUR-USD exchange rate.

Financial expenses increased from €1.4 million for the nine months ended September 30, 2021 to €2.0 million for the nine months ended September 30, 2022. The increase mainly resulted from higher realized foreign exchange losses.

Change in fair value of warrant liabilities

The fair value of the warrants decreased from €3.88 per warrant as of December 31, 2021 to €1.96 as of June 30, 2022 and increased to €2.78 as of September 30, 2022. The result is an increase in fair value of warrant liabilities and a corresponding expense of €5.9 million for the three months ended September 30, 2022 and decrease in fair value of warrant liabilities and a corresponding income of €7.9 million for the nine months ended September 30, 2022.

Subsequent to the Business Combination, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Liquidity and Capital Resources

Sources of Liquidity

With the exception of the quarter ended March 31, 2022, we have incurred losses since inception. We have negative cash flows from operations for the three months ended September 30, 2022 and the three and nine months ended September 30, 2021. We have a positive cash flow from operations for the nine months ended September 30, 2022 due to upfront payments in connection with the closing of the BMS collaboration agreements. As of September 30, 2022, we had an accumulated deficit of €487.1 million.

We have funded our operations primarily from private placements of our ordinary shares, upfront payments from collaborations agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020.

Cash and cash equivalents increased from €133.0 million as of December 31, 2021 to €178.0 million as of September 30, 2022. We received €212.4 million in connection with the strategic collaboration agreements with BMS during the nine months ended September 30, 2022.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons. Additionally, we established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million. During the three month ended September 30, 2022, 2.8 million shares were sold under the ATM agreement with SVB Securities LLC, resulting in a gross amount of €20.8 million ($21.3 million). The Company closed an SEC-registered offering of 10,905,000 ordinary shares with a public offering price of $10.09 per ordinary share and received gross proceeds of approximately $110 million after the reporting period.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to make capital expenditures in the near term related to the expansion of our laboratory spaces in Tübingen, Germany and Houston, Texas and expect to continue investing in laboratory equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks, short-term deposits and bonds.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Nine Months Ended September 30,
	2022	2021
(Euros in thousands)
Net cash provided by / (used in):
Operating activities*	€131,580	€(59,483)
Investing activities	(119,588)	9,321
Financing activities	18,221	(2,027)

Total cash flow*	€30,213	€(52,189)

*

See Note 3 of the Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V. for details regarding the revision of prior period numbers as a result of a correction in presentation of net foreign exchange differences and effects of exchange rate changes on cash and cash equivalents

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business.

We experienced a net cash inflow for the nine months ended September 30, 2022 and a net cash outflow for the nine months ended September 30, 2021, primarily resulting from differences in the net loss for the periods and changes within working capital.

Our net cash inflow from operating activities for the nine months ended September 30, 2022 was €131.6 million. This comprised of a net income of €50.7 million, a decrease in working capital of €78.9 million, and adjustments for non-cash expenses of €2.0 million mainly from the equity settled shared-based compensation expenses for employees of €16.6 million, change in fair value of warrant liabilities of €7.9 million, depreciation and amortization charge of €5.2 million and net foreign exchange differences of €11.9 million. The decrease in working capital mainly resulted from an increase in accounts payable and other liabilities of €85.9 million driven by an increase in deferred revenue, partially offset by an increase in accounts receivables, other current assets and prepayments of €7.0 million.

Our net cash outflow from operating activities for the nine months ended September 30, 2021 was €59.5 million. This comprised of a net loss of €76.5 million, an increase in working capital of €14.2 million, and a partial offset of €31.2 million by non-cash charges mainly from the equity settled shared-based compensation expenses for employees of €21.7 million, change in fair value of warrant liabilities of €9.4 million, depreciation and amortization charge of €4.0 million, and net foreign exchange differences of €3.9 million. The increase in working capital mainly resulted from a decrease in accounts payable and other liabilities of €14.2 million, a decrease in accounts receivables of €0.5 million and an increase in other current assets and prepayments of €0.4 million, respectively.

Investing Activities

Our net outflow of cash from investing activities for the nine months ended September 30, 2022 was €119.6 million. This consisted primarily of cash paid in the amount of €128.7 million for bond and short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €3.6 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds of €12.7 million.

Our net inflow of cash from investing activities for the nine months ended September 30, 2021 was €9.3 million. This consisted primarily of €11.4 million payment for bond investments that are classified as other financial assets and held with financial institutions to finance the company, €3.7 million as payment for new equipment and intangible assets, and €24.4 million proceeds from maturities of investments that are classified as other financial assets and held with financial institutions to finance the company.

Financing Activities

During the nine months ended September 30, 2022, net cash provided from financing activities amounted to €18.2 million. As of September 30, 2022, 2.8 million shares had been sold under the ATM agreement with SVB Securities LLC and collected a net amount of €20.2 million. This was partially offset by the principal portion of payments in connection with lease contracts in the amount of €2.2 million.

During the nine months ended September 30, 2021, net cash used from financing activities amounted to €2.0 million. This was mainly driven by the principal portion of payments in connection with lease contracts in the amount of €2.1 million.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €487.1 million as of September 30, 2022. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

1.

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

2.	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

3.	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

4.	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

5.	our ability to successfully commercialize our product candidates, if approved;

6.	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

7.

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

8.	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

9.	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

10.	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

11.	cash requirements of any future acquisitions or the development of other product candidates;

12.	costs of operating as a public company;

13.	time and cost necessary to respond to technological, regulatory, political and market developments;

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

15.	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our Annual Report.

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three and nine-month period ended September 30, 2022 and 2021, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, which affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2021 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For five of our six collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our customer simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred. For our collaboration with BMS on IMA 401 signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services are initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing services to our customers and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

As part of the ARYA merger, we introduced a share-based compensation plan that includes PSUs and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for the nine months ended September 30, 2022. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2022 and 2021 please refer to our consolidated financial statements as of December 31, 2021.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash, cash equivalents, short-term deposits and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from our operations. We do not engage in the trading of financial assets for speculative purposes. The main risks arising from our financial instruments are interest rate risk, liquidity risk and currency exchange risk. The Board reviews and agrees to policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits, bonds and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks. We do not believe that an increase or decrease of 100 basis points in interest rates would have a material effect on our business, financial condition or results of operations.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, bonds and accounts receivable. Our cash, cash equivalents and bonds are denominated in euros and U.S. dollars. Cash, cash equivalents and bonds securities are maintained with three high-quality financial institutions in Germany and two in the United States.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporations that are counterparts to our financial instruments and we are not currently anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. The way we manage our currency risks is governed by our Investment and Exchange Risk Policy, which is overseen by the Board of Directors and executed by the finance department. Our business transactions are generally conducted in euros and U.S. dollars. We aim to match U.S. dollar cash inflows with U.S. dollar cash outflows where possible.

Our Cash and cash equivalents were €178.0 million and €133.0 million as of September 30, 2022 and December 31, 2021, respectively. As of September 30, 2022 approximately 77% of our cash and cash equivalents were held in Germany, of which approximately 53% were denominated in Euros and 47% were denominated in U.S. Dollars. The remainder of our Cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have bonds and short-term deposits classified as Other financial assets denominated in Euros in the amount of €80.1 million and U.S Dollars in the amount of €51.2 million as of September 30, 2022.

Liquidity risk

We continuously monitor our risk to a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises. All financial liabilities are due within six months.

Market risk and currency risk of warrants

The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €2.0 million with a corresponding effect in the equity as of September 30, 2022.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.